UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MCI, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

552691206

(CUSIP Number)

Marianne Drost, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

140 West Street New York, New York 10007

(212) 395-2121

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Jeffrey J. Rosen, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

January 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 552691206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Verizon Communications Inc. 23-2259884
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- shares
8. Shared Voting Power -0- shares
9. Sole Dispositive Power -0- shares
10. Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 552691206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eli Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- shares
8. Shared Voting Power -0- shares
9. Sole Dispositive Power -0- shares
10. Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Amendment No. 3 to Schedule 13D

The following information supplements and amends the information contained in the Schedule 13D previously filed on April 15, 2005, as amended by Amendment 1 to the Schedule 13D previously filed on May 18, 2005 and Amendment 2 to the Schedule 13D previously filed on January 6, 2006 (the “Schedule 13D”), by Verizon Communications Inc., a Delaware corporation (“Verizon”), and Eli Acquisition, LLC, a Delaware limited liability company (“Eli Acquisition” and, together with Verizon, the “Reporting Persons”), relating to the beneficial ownership of 43,449,023 shares of common stock, par value $.01 per share (the “Common Stock”), of MCI, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule13D.

Item 4.	Purpose of Transactions

The disclosure previously contained in the fifth, sixth, seventh, eighth and ninth paragraphs of Item 4 is hereby replaced in its entirety with the following:

“The Merger was consummated on January 6, 2006. Pursuant to the terms of the Merger Agreement, all Common Stock of the Issuer held by, or in trust for the benefit of, Verizon or Eli Acquisition or any wholly-owned subsidiary of Verizon was canceled and retired with no further action required on the part of Verizon and Eli Acquisition. The Trust Agreement terminated in accordance with its terms upon consummation of the Merger.”

Item 5.	Interest in Securities of the Issuer

The disclosure in Items 5(a)-(b) is hereby replaced in its entirety with the following:

“(a)–(b) As of the date hereof, none of Verizon, Eli Acquisition nor Verizon New York Inc. beneficially own or have any voting power or dispositive power with respect to any shares of Common Stock. None of Verizon, Eli Acquisition nor Verizon New York Inc. have the right to receive any dividends paid on any shares of Common Stock. None of the persons listed on Schedule I of the Schedule 13D has, or has the right to acquire, voting or dispositive power with respect to any shares of Common Stock.

The disclosure in Item 5(e) is hereby replaced in its entirety with the following:

“(e) Verizon and Eli Acquisition ceased to be the beneficial owners of more than five percent of the Issuer’s securities on January 6, 2006.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2006

VERIZON COMMUNICATIONS INC.

By	/s/ Marianne Drost
	Name:	Marianne Drost
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

ELI ACQUISITION, LLC

By:	/s/ Marianne Drost
	Name:	Marianne Drost
	Title:	Vice President and Secretary